FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001
                                    --------

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 29, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                 BC FORM 51-901F

                                 YEAR END REPORT

INCORPORATED AS PART OF:               X     SCHEDULE A
                                    -------
                                       X     SCHEDULES B & C
                                    -------
                                    (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                      HILTON PETROLEUM LTD.
                                    --------------------------------------------
ISSUER ADDRESS                      #1305 - 1090 W. GEORGIA STREET
                                    VANCOUVER, BC   V6E 3V7
                                    --------------------------------------------
ISSUER TELEPHONE NUMBER             (604) 685-9316
                                    --------------------------------------------
ISSUER FAX NUMBER                   (604) 683-1585
                                    --------------------------------------------
CONTACT PERSON                      MR. NICK DEMARE
                                    --------------------------------------------
CONTACT'S POSITION                  DIRECTOR
                                    --------------------------------------------
CONTACT TELEPHONE NUMBER            (604) 685-9316
                                    --------------------------------------------
FOR QUARTER ENDED                   NOVEMBER 30, 2000
                                    --------------------------------------------
DATE OF REPORT                      JANUARY 29, 2001
                                    --------------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



DONALD W. BUSBY               /s/Donald W. Busby                  01/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR                 SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

NICK DEMARE                   /s/Nick DeMare                      01/01/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR                 SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                     SCHEDULE A













--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                           NOVEMBER 30, 2000 AND 1999

                      (UNAUDITED - PREPARED BY MANAGEMENT)

                      (EXPRESSED IN UNITED STATES DOLLARS)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                      SCHEDULE A

                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                AS AT NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)

                                                                                       2000                1999
                                                                                         $                   $

                                   A S S E T S

CURRENT ASSETS

Cash                                                                                   483,332            6,088,125
Amounts receivable                                                                   1,181,892              664,159
Prepaid expenses and deposits                                                          543,261              170,252
Marketable securities                                                                     -               1,391,670
                                                                               ----------------    -----------------
                                                                                     2,208,485            8,314,206

PETROLEUM INTERESTS                                                                 38,273,286           29,257,257

CAPITAL ASSETS, net of accumulated
     depreciation of $91,317 (1999 - $62,862)                                           81,117              115,872

INVESTMENT IN AFFILIATED CORPORATION                                                 1,704,889            1,704,889

OTHER ASSETS                                                                           155,000              126,635
                                                                               ----------------    -----------------
                                                                                    42,422,777           39,518,859
                                                                               ================    =================

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                             1,930,681            2,508,094
Current portion of long-term debt                                                    2,634,450            1,297,596
                                                                               ----------------    -----------------
                                                                                     4,565,131            3,805,690

LONG-TERM DEBT                                                                      11,598,146           15,617,912
                                                                               ----------------    -----------------
                                                                                    16,163,277           19,423,602
                                                                               ----------------    -----------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL                                                                       38,134,310           30,655,509

SHARE SUBSCRIPTIONS                                                                     24,489                 -

DEFICIT                                                                            (11,899,299)         (10,560,252)
                                                                               ----------------    -----------------
                                                                                    26,259,500           20,095,257
                                                                               ----------------    -----------------
                                                                                    42,422,777           39,518,859
                                                                               ================    =================

APPROVED BY THE BOARD

/s/Donald W. Busby                  , Director
------------------------------------

/s/Nick DeMare                      , Director
------------------------------------

BC FORM 51-901F                                                      SCHEDULE A

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE SIX MONTHS ENDED NOVEMBER 30
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)




                                                                                      2000                  1999
                                                                                        $                     $
REVENUES

Petroleum and natural gas sales                                                      2,462,465            2,089,917
                                                                              -----------------     ----------------

OTHER EXPENSES (INCOME)

Production                                                                           1,079,371            1,014,088
General and administrative                                                             493,523            1,076,856
Depreciation and depletion                                                             726,078              658,161
Legal and litigation costs                                                                -                  90,626
                                                                              -----------------     ----------------
                                                                                     2,298,972            2,839,731
                                                                              -----------------     ----------------
OPERATING INCOME (LOSS)                                                                163,493             (749,814)
                                                                              -----------------     ----------------

OTHER INCOME (EXPENSES)

Interest and other income                                                               23,761              123,686
Interest expense on long-term debt                                                    (819,074)            (880,952)
Gain on sale of marketable securities                                                   25,345                 -
                                                                              -----------------     ----------------
                                                                                      (769,968)            (757,266)
                                                                              -----------------     ----------------
LOSS FOR THE PERIOD                                                                   (606,475)          (1,507,080)

DEFICIT - BEGINNING OF PERIOD                                                      (11,292,824)          (9,053,172)
                                                                              -----------------     ----------------
DEFICIT - END OF PERIOD                                                            (11,899,299)         (10,560,252)
                                                                              =================     ================

LOSS PER SHARE                                                                      $   (0.02)          $    (0.07)
                                                                              =================     ================
WEIGHTED AVERAGE NUMBER
   OF SHARES OUTSTANDING                                                            29,062,559           22,634,071
                                                                              =================     ================



BC FORM 51-901F                                                      SCHEDULE A

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                        FOR THE SIX MONTHS ENDED NOVEMBER
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)




                                                                                      2000                  1999
                                                                                        $                     $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                                                  (606,475)           (1,507,080)
Items not involving cash
     Depreciation and depletion                                                       726,078               658,161
     Amortization of deferred charges                                                  46,724                59,683
     Gain on sale of marketable securities                                            (25,345)                 -
                                                                              ----------------      ----------------
                                                                                      140,982              (789,236)
Decrease (increase) in amounts receivable                                            (316,489)            2,132,345
Decrease (increase) in prepaid expenses and deposits                                 (194,787)                9,907
Increase (decrease) in accounts payable and accrued liabilities                      (889,048)               63,268
                                                                              ----------------      ----------------
                                                                                   (1,259,342)            1,416,284
                                                                              ----------------      ----------------
FINANCING ACTIVITIES

Share subscriptions received                                                           24,489                  -
Net proceeds from issuance of common shares                                         3,496,863             7,653,298
Issuance of long-term debt                                                          1,916,000                  -
Retirement of long-term debt                                                       (3,585,256)             (296,058)
Other assets                                                                          (30,000)              (13,207)
                                                                              ----------------      ----------------
                                                                                    1,822,096             7,344,033
                                                                              ----------------      ----------------
INVESTING ACTIVITIES

Petroleum interests expenditures                                                   (4,000,000)           (5,250,683)
Proceeds from sale of petroleum interests                                              68,989               896,638
Proceeds from sale of marketable securities                                         1,644,291                  -
Purchases of marketable securities                                                   (175,568)             (719,869)
Capital assets purchased                                                              (13,556)               (3,582)
Investment in affiliated corporation                                                     -               (1,704,889)
                                                                              ----------------      ----------------
                                                                                   (2,475,844)           (6,782,385)
                                                                              ----------------      ----------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD                                         (1,913,090)            1,977,932
CASH - BEGINNING OF PERIOD                                                          2,396,422             4,110,193
                                                                              ----------------      ----------------
CASH - END OF PERIOD                                                                  483,332             6,088,125
                                                                              ================      ================

BC FORM 51-901F                                                      SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


1.   GENERAL AND ADMINISTRATIVE

                                            2000                1999
                                              $                   $

Advertising and promotion                   2,585               7,171
Bank charges and interest                  52,598              68,474
Contract services                          47,230              54,998
Investor relations                         46,782              81,152
Office and miscellaneous                   56,528              52,258
Office rent                                40,396              33,839
Professional fees                         195,680             597,650
Regulatory fees                             7,219               7,635
Salaries and benefits                     222,283             226,037
Telephone                                  12,269              15,579
Transfer agent                              5,493               9,172
Travel                                     39,027              72,694
Copas recoveries                         (188,721)           (190,995)
Foreign exchange                          (45,846)             41,192
                                    --------------      --------------
                                          493,523           1,076,856
                                    ==============      ==============


2.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended November 30, 2000, companies controlled by certain directors and officers of the Company charged $110,049 for management, professional and consulting fees.

     (b) As at November 30, 2000, the Company held 1,960,000 common shares of Trimark Oil & Gas Ltd. (an affiliated corporation) certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on November 30, 2000 was $744,800.

     (c) During the year ended May 31, 2000, the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the six months ended November 30, 2000, interest income of $3,099 was recorded and is included in amounts receivable.

     (d) During the six months ended November 30, 2000, a private corporation owned by the President of the Company borrowed $600,000 from an arm's length banking institution. These funds were then advanced to the Company. The repayment of the borrowing is on the same basis as that charged by the bank to the related party. The loan bears interest at 10% per annum, with blended monthly payments of $23,351. During the period ended November 30, 2000, the Company had paid $9,847 interest and, as of November 30, 2000, had an

BC FORM 51-901F                                                      SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


                 outstanding principal balance of $563,145.

3.(A)    SECURITIES ISSUED DURING THE QUARTER ENDED NOVEMBER 30, 2000


         DATE         Type of                                                 Total             Type of
         OF ISSUE     SECURITY    TYPE OF ISSUE       NUMBER       PRICE     PROCEEDS        CONSIDERATION  COMMISSION
         --------     --------    -------------       ------       -----     --------        -------------  ----------
                                                                    CDN$         $                          $

         Oct.13/00    Common      Exercise of        421,040        1.46      406,477             Cash         Nil
                                  Warrants
         Oct.13/00    Common      Exercise of         87,890        1.61       93,568             Cash         Nil
                                  Warrants
         Nov.22/00    Common      Private             76,380        1.91       97,500*<F1>        Cash         Nil
                                  Placement
         Nov.30/00    Common      Private          1,000,001        1.91    1,276,512*<F1>        Cash         Nil
                                  Placement
         Nov.30/00    Common      Private             85,420        1.71       97,500*<F1>        Cash         Nil
                                  Placement
         Nov.30/00    Common      Private             82,022        1.78       97,500*<F1>        Cash         Nil
                                  Placement
         Nov.30/00    Common      Private            314,907        1.89      397,728*<F1>        Cash         Nil
                                  Placement
         Nov.30/00    Common      Exercise of        105,260        1.27       88,624             Cash         Nil
                                  Warrants

<F1>
         *Funds were previously received.


3.(B)    OPTIONS GRANTED DURING THE QUARTER ENDED NOVEMBER 30, 2000

         DATE               NUMBER        TYPE
         GRANTED          OF SHARES       OF OPTION           NAME                    EXERCISE PRICE       EXPIRY DATE
         -------          ---------       ---------           ----                    --------------       -----------
                                                                                          CDN$

         Oct.16/00          50,000        Director            D. W. Busby                  1.80            Oct.16/03
         Oct.16/00          20,000        Director            N. DeMare                    1.80            Oct.16/03
                            ------
                            70,000
                            ======

4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2000

                                                                                            ISSUED
                                                                              -----------------------------------
                                                          AUTHORIZED
         CLASS                    PAR VALUE                 NUMBER                 NUMBER              AMOUNT
                                                                              ---------------     ---------------

         Common                      WPV                 100,000,000            31,776,881          $38,134,310



BC FORM 51-901F                                                      SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2000


                                                                EXERCISE                  EXPIRY
         SECURITY                        NUMBER                  PRICE                     DATE
         --------                        ------                 --------                  ------
                                                                  CDN$


         Options                         20,000                   3.60                    Aug. 12, 2001
         Options                         46,315                   1.33                    Oct. 8, 2001
         Options                        961,101                   2.10                    Dec. 31, 2001
         Options                        400,000                   1.92                    May 25, 2002
         Options                        248,000                   2.00                    May 25, 2002
         Options                          6,700                   2.70                    Apr. 19, 2003
         Options                         50,000                   2.25                    Jun. 13, 2003
         Options                         45,000                   2.25                    Jun. 27, 2003
         Options                         70,000                   1.80                    Oct. 16, 2003
                                     -----------
                                      1,847,116
                                     ===========

         Warrants                       151,540                   2.60                    Mar. 12, 2001
         Warrants                       368,410                   2.41                    Mar. 11, 2001
         Warrants                       300,000                   3.74                    Feb. 2, 2001
         Warrants                       266,308                   3.46                    Mar. 1, 2001
         Warrants                        18,750                   2.30                    Jul. 15, 2001
         Warrants                       880,350                   2.30                    Jun. 17, 2001
         Warrants                     1,423,750                   5.75                    Nov. 15, 2001
         Warrants                        22,367                   2.28                    Apr. 24, 2001
         Warrants                        33,550                   2.28                    Apr. 25, 2001
         Warrants                     2,200,000                   1.85                    Mar. 27, 2003
         Warrants                     1,000,000                   2.50                    Jul. 27, 2001
                                                                  2.75                    Jul. 27, 2002
         Warrants                       100,000                   2.50                    Aug. 3, 2001
                                                                  2.75                    Aug. 3, 2002
                                     -----------
                                      6,765,025
                                     ===========


4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2000

         There are no shares held in escrow or subject to pooling as at November 30, 2000.

BC FORM 51-901F                                                      SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)



5.       LIST OF DIRECTORS AS AT NOVEMBER 30, 2000

         Donald W. Busby (Chairman and Chief Executive Officer)
         Nick DeMare
         William Lee
         Neil Darling

BC FORM 51-901F                                                      SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)



MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain unproved properties, located in California, United States, production from which is expected in January 2001. Over the past two fiscal years, substantially all of the Company's exploration expenditures have been on these properties.

OPERATIONS

During the six months ended November 30, 2000, the Company recorded a loss of $606,475 ($0.02 per share) compared to a loss of $1,507,080 ($0.07 per share) for the comparable 1999 period, an improvement of $900,605. Petroleum and natural gas revenues increased by 17%, from $2,089,917 during 1999 to $2,462,465 in 2000. The increase has been directly attributable to strong prices received by the Company for its oil and gas production during the period. Revenue from oil and liquids increased 47% to $1,042,264 in 2000 from $708,141 in 1999. Production of oil and liquids in 2000 decreased 2% to 228,892 MCFE in 2000 from 232,396 MCFE in 1999. The average price received in 2000 was $4.55/MCFE compared to $3.05/MCFE in 1999, an increase of 49%. Revenue from natural gas increased 83% to $2,522,098 in 2000 from $1,381,766 in 1999. Natural gas production decreased 6% to 528,699 MCF in 2000 from 563,639 MCF in 1999. The average price received in 2000 was $4.77/MCF, an increase of 95% from $2.45/MCF in 1999. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, through July 31, 2001, at $2.385 per MMBTU, and 3,000 barrels of oil per month, through January 31, 2001, at $22.51 per barrel. These oil and natural gas hedges reduced revenues for the six month period ended November 30, 2000 by $1,101,897. On an MCFE basis, production costs increased 12%, from $1.27/MCFE in 1999 to $1.42/MCFE in 2000. The depreciation and depletion rate increased 16%, from $0.83/MCFE in 1999 to $0.96/MCFE in 2000.

General and administrative costs decreased by $583,333, approximately 54% from $1,076,856 in 1999 to $493,523 in 2000. The decrease in general and administrative costs in 2000 occurred primarily due to: i) approximately $290,000 of professional fees paid by the Company in 1999 to assist it to obtain financing. These activities were not conducted in 2000; and ii) increased efforts by the Company to reduce its office personnel in its Tulsa office and reduced management and professional fees.

Interest expense on long-term debt decreased by $61,878, approximately 7% from $880,952 in 1999 to $819,074 in 2000, reflecting the decrease in long-term debt in 2000.

During the six month period ended November 30, 2000, the Company incurred approximately $4.0 million in expenditures on its petroleum interests, which was primarily comprised of: i) $2.5 million towards the development of the East Lost Hills Project, mainly in the funding of the drilling of the Berkley #2 and #3 wells; ii) $0.5 million for lease well equipment and intangible drilling, completion and workover costs on

BC FORM 51-901F                                                      SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

the Enserch Properties, and iii) $1.0 million for the purchase, exploration and development of other oil and gas prospects.

During the six month period ended November 30, 2000, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of the shares in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

PROPERTIES UPDATE

1.   EAST LOST HILLS

Management believes, the location of the Berkley East Lost Hills #1 well and the associated deep Temblor play is ideal with respect to both accessible natural gas gathering systems and water disposal facilities. There is significant local demand for natural gas. The well will be tied into an existing local gathering system via an eight inch pipeline. Wellsite facilities will include three phase separation and gas and liquid cooling equipment. Total capital cost for the wellsite facilities and pipeline is estimated at $3.5 million. Natural gas will be sold to a major operator on an interim basis, pending results from further drilling. Total cost for gas gathering and processing, condensate handling, and water disposal is estimated at CDN$0.88/MCF. The royalty rate on the Berkley East Lost Hills #1 well is 23.625%. Wellsite facility construction and pipeline construction are expected to be completed in early February 2001, with production startup commencing thereafter.

The Berkley East Lost Hills #2 well, located approximately 1.5 miles northwest of the Berkley East Lost Hills #1 well, commenced drilling on July 10, 2000. During drilling from October 18 to November 9, numerous lost circulation zones were encountered and gas was flared at surface for several hours on October 31. A complete set of evaluation logs were run from 14,250 feet to total depth and 17 sidewall core plugs were obtained. The Berkley East Lost Hills #2 well penetrated approximately 1,250 feet of the Temblor formation and a seven inch liner was successfully run to a depth of 17,650 feet and cemented in place.

Based on mud losses while drilling, indicative of excellent reservoir permeability, gas kicks and flaring at surface, as well as sand/reservoir and fracture data from logs and cores, the Berkley East Lost Hills #2 well was cased to total depth as a potential gas well. Production rates will be determined from formal production testing. The Berkley East Lost Hills #2 well can be quickly and cost effectively tied in to the pipeline system currently being constructed for the Berkley East Lost Hills #1 well.

The combination of lost circulation and strong gas kicks made further drilling operationally difficult and expensive. With the seven inch liner in place and the existing gas zones safely behind pipe, it was possible to drill additional Temblor section and evaluate deeper potential zones with respect to reservoir quality, gas column and pressure gradient. The East Lost Hills joint venture partners agreed to drill additional footage out of the base of the liner. Deepening of the Berkley East Lost Hills #2 well was completed in December.

BC FORM 51-901F                                                      SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

A decision has been made to complete the Berkley East Lost Hills #2 well, with perforation of the casing expected towards the end of January, 2001.

The decision to drill ahead was based on the East Lost Hills joint venture partners' assessment that for relatively low incremental cost important information for the overall East Lost Hills Temblor play could be gained without compromising existing penetrated gas zones. The information gained during this relatively short time will allow for possible design modifications on wells yet to be drilled or re-worked. Management believes this will ultimately assist in accelerating drilling time and reduced costs.

The Berkley East Lost Hills #3 well commenced drilling on the west flank at East Lost Hills on May 28, 2000. The total target depth for this well is 20,000 feet. The west flank is a new structure which has not been drill tested. As at January 23, 2001, the well was at a depth of 19,168 feet.

The Berkley East Lost Hills #4 well commenced drilling on November 26, 2000. The target depth for this well is 20,000 feet. The Berkley East Lost Hills #4 well was at a depth of 12,740 feet as at January 23, 2001.

2.   ENSERCH PROPERTIES

Since August 2000, the Company has initiated discussions with a number of arm's length parties, for the sale of the Company's interest in the Enserch Properties. If an agreement is concluded, the Company would utilize the proceeds from the sale of the Enserch Properties to repay all of the indebtedness under the Line of Credit. As of the date of this report, $11.0 million is outstanding under the Line of Credit. The remainder would be used to fund further drilling activities at the East Lost Hills Joint Venture.

LIQUIDITY AND CAPITAL RESOURCES

Although the Company generates revenues from its producing oil and gas properties, existing operations have not provided sufficient operating cash flows to meet ongoing corporate expenditures, fund further acquisitions of interests in oil and gas properties and conduct exploration and development activities. The Berkley East Lost Hills #1 well is anticipated to be on production and generating revenue in early February 2001. As additional wells are drilled at the East Lost Hills Joint Venture, and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months and as a result, the Company must continue to rely on a combination of equity and debt financings. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

On August 3, 2000, the Company completed a rights offering and issued 2,000,000 units for net proceeds of approximately $2.8 million. Each unit consists of one common share and one share purchase warrant. Two share purchase warrants will entitle the holder to purchase one common share for a period of two years, at a price of CDN$2.50 per share on or before July 27, 2001 and at CDN$2.75 on or before July 27, 2002.

BC FORM 51-901F                                                      SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

The majority of the proceeds from the rights offering were utilized to pay down $2.6 million of the Line of Credit. During the six month period ended November 30, 2000, the Company also issued 714,190 common shares on the exercise of share purchase warrants for proceeds of $697,690.

On November 30, 2000, the Company issued 1,558,730 common shares, at a value of $1,966,740, to the investors in the Hilton Petroleum Greater San Joaquin LLC ("Hilton LLC") to convert Hilton LLC's 2.25% working interest in the San Joaquin Joint Venture. The $1,966,740 had been previously recorded in the Company's records as a non-current liability.

Excluding the current portion of long-term debt, as at November 30, 2000, the Company had working capital of $277,804. In addition, the Company held 1,960,000 common shares of Trimark. Based on the share price on the close of trading on January 24, 2000, the market value of the Trimark shares was approximately CDN$1.0 million. The Company anticipates that it will continue to rely primarily on equity and debt financings to fund its anticipated commitments on the East Lost Hills Joint Venture exploration program for 2001.

In December 2000, the Company completed a private placement of 2,260,000 units, at a price of CDN$1.25 per unit, for gross proceeds of CDN$2,825,000. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share for a period of three years from the closing for an exercise price of CDN$1.35. The Company also completed a private placement of 62,500 units, at a price of CDN$1.60 per unit. Each unit consists of one common share and one share purchase warrant. Two warrants will entitle the holder to purchase a further common share for a period of two years at a price of CDN$1.77 per share.

In January 2001, the Company completed a three year convertible debenture financing of approximately $3.1 million. The debentures bear interest at 10% per annum, with the principal amounts convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share during the first and second years and CDN$1.56 per share during the third year.

The proceeds from the financings are to be used to fund the Company's ongoing exploration and development on its existing petroleum properties, primarily the East Lost Hills Joint Venture, and for general working capital.

ANNUAL GENERAL MEETING

At the Company's Annual General Meeting ("AGM") held November 22, 2000, Messrs. Donald Busby, Neil Darling, Nick DeMare and William Lee were re-elected as directors. At the directors meeting held subsequent to the to the AGM, Mr. Donald Busby was appointed Chairman and CEO and Mr. Harvey Lim was appointed Corporate Secretary.

BC FORM 51-901F                                                      SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2000
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION AND ANALYSIS (continued)

The shareholders also approved a special resolution, for purposes of meeting the trading price requirements for listing on certain United States markets, to consolidate the Company's issued and outstanding common shares on a two for one basis or such other ratio as is approved by the Board of Directors. There are no immediate plans to implement this special resolution approved by the shareholders and there is no certainty that a consolidation will be required.


INVESTOR RELATIONS ACTIVITIES

During the quarter ended November 30, 2000, CDN$60,000 was paid to Eland Jennings Investor Services Inc. and CDN$10,000 was paid to MDC Group Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".


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